UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
 (Amendment No. _4_)1

iShares MSCI Italy Index ETF
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(Name of issuer)

Common Stock
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(Title of class of securities)

464286855
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(CUSIP number)

December 31, 2013
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(Date of event that requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [x] Rule 13d-1(b) (amendment under 13d-2(b))
  Rule 13d-1(c)
  Rule 13d-1(d)

(Continued on the following pages)

(Page 1 of 9 Pages)

________________________________
1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 464286855	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). USAA Asset Management Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X](b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION state of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* 
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON * IC

* SEE INSTRUCTIONS

SCHEDULE 13G
CUSIP No. 464286855	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). United Services Automobile Association
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) 
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION state of Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON HC

SCHEDULE 13G
CUSIP No. 464286855	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). USAA Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) 
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION state of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON HC

SCHEDULE 13G
CUSIP No. 464286855	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). USAA Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) 
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION state of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON HC

CUSIP No. 464286855	Page 6 of 9 Pages
SCHEDULE 13G
Item 1(a).                      Name of Issuer:
iShares MSCI Italy Index ETF

Item 1(b).                      Address of Issuer's Principal Executive Offices:

BlackRock
40 Howard Street
San Francisco, CA 94105

Item 2(a).                      Names of Persons Filing:
USAA Asset Management Company
United Services Automobile Association
USAA Capital Corporation
USAA Investment Corporation

Item 2(b).                      Business Mailing Address for the Persons Filing:
9800 Fredericksburg Road
San Antonio, Texas 78288

Item 2(c).                      Citizenship:
Delaware
Texas
Delaware
Delaware

Item 2(d).                      Title of Class of Securities:
Common Stock

Item 2(e).                      CUSIP Number:
464286855

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)              Broker or dealer registered under Section 15 of the Act;

(b)              Bank as defined in Section 3(a)(6) of the Act;

(c)              Insurance Company as defined in Section 3(a)(19) of the Act; (for USAA)

(d)              Investment Company registered under Section 8 of the Investment Company Act of 1940;

(e)           x    An investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	 An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	x A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)              A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)             Group, in accordance with Section 240.13d-1(b)(ii)(J).

CUSIP No. 464286855	Page 7 of 9 Pages

SCHEDULE 13G

Item 4.                      Ownership:

(a)  Amount Beneficially Owned:

0

(b)  Percent of Class:

0%

(c)  Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: None

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: None

Item 5.                      Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  [X ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

CUSIP No. 464286855	Page 8 of 9 Pages

SCHEDULE 13G

Item 10.                       Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 3, 2014

USAA ASSET MANAGEMENT COMPANY

By:	/s/ James G. Whetzel
Name:  James G. Whetzel
Title:    Assistant Vice President and Secretary

UNITED SERVICES AUTOMOBILE ASSOCIATION

By:	/s/ Martha Leiper
Name:  Martha Leiper
Title:    Senior Vice President and Chief
             Investment Officer

USAA CAPITAL CORPORATION

By:	/s/ Martha Leiper
Name:  Martha Leiper
Title:    Senior Vice President and Chief
             Investment Officer

USAA INVESTMENT CORPORATION

By:	/s/ James G. Whetzel
Name:  James G. Whetzel
Title:    Assistant Vice President and Secretary

EXHIBIT 1	Page 9 of 9 Pages

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of iShares MSCI Italy Index ETF and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 3rd day of February, 2014.

USAA ASSET MANAGEMENT COMPANY

By:	/s/ James G. Whetzel
Name:  James G. Whetzel
Title:    Assistant Vice President and Secretary

UNITED SERVICES AUTOMOBILE ASSOCIATION

By:	/s/ Martha Leiper
Name:  Martha Leiper
Title:    Senior Vice President and Chief
             Investment Officer

USAA CAPITAL CORPORATION

By:	/s/ Martha Leiper
Name:  Martha Leiper
Title:    Senior Vice President and Chief
             Investment Officer

USAA INVESTMENT CORPORATION

By:	/s/ James G. Whetzel
Name:  James G. Whetzel
Title:    Assistant Vice President and Secretary